

December 23, 2010

Mark B. Lucky
Chief Financial Officer
IceWEB, Inc.
22900 Shaw Road, Suite 111
Sterling, VA 20166

>   **Re: IceWEB, Inc.**
>   **Form 10-K for the Fiscal Year Ended September 30, 2009**
>   **Filed December 29, 2009**
>   **Form 10-Q for the Quarterly Period Ended June 30, 2010**
>   **Filed August 16, 2010**
>   **File No. 000-27865**

Dear Mr. Lucky:

We have reviewed your letter dated December 2, 2010 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated November 18, 2010.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Note 1 – Nature of Business

Purchase of Interest in VOIS Inc., page 9

1.   We note your response to prior comment 2 where you indicate that you will revise your presentation to reflect the sale of IceWEB Virginia as discontinued operations in an amended S-1 filing. Please note that we will review such presentation of discontinued operations when filed and may have further comments.

2.   We note your response to prior comment 5 where you indicate that the purchase price paid by the Company was less than the trading price of VOIS common stock due to the "illiquid nature of the investment" and the "lack of any other willing purchasers for VOIS securities." In view of the significance of the discount to the trading price of VOIS shares, please revise future filings to disclose the discount on the trading price of these shares and the impact that the illiquid nature of the investment and the lack of other willing buyers had on the purchase price.

Note 9 – Investments, page 18

3.   We note your disclosure indicating that the investment in VOIS common shares is restricted and cannot be readily resold by you. In light of this restriction and considering the "illiquid nature of the investment" and "the lack of any other willing purchasers for VOIS securities," please explain how you considered the guidance in ASC 320-10-30-1 and 320-10-35-2 in determining the fair value of this investment. Also, please tell us how you considered the disclosure requirements of ASC 820-10-50.

You may contact David Edgar, Staff Accountant at (202) 551-3459 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3406 with any other questions.

Sincerely,

Patrick Gilmore
Accounting Branch Chief